News Release Communiqué de Pressee

Exhibit 99.4
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Isabelle DESMET
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Catherine ENCK
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
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Nigeria: Total strengthens its gas portfolio by acquiring a 40% interest in offshore OML 136
Paris, July 26, 2007 -Total today announced that its operating subsidiary in Nigeria, Elf Petroleum Nigeria Limited (EPNL), has signed an agreement with Nigeria’s Conoil Producing Limited to acquire a 40% interest in offshore Oil Mining Lease (OML) 136. Conoil, the most important indigenous Nigerian petroleum company, holds the remaining 60% stake.
The Nigerian authorities have granted the necessary approvals.
Covering an area of 1,295 square kilometres, OML 136 lies around 60 kilometres offshore in water depths of 80 to 300 metres.
EPNL will be the technical advisor. Conoil, which has started operation in 1990 and operates six permits in the Niger Delta, remains the operator of OML 136. Both parties will jointly conduct additional exploration of the lease, as well as appraisal and development of any discoveries.
A total of fourteen wells have already been drilled in OML 136, producing two large natural gas discoveries, Toju and Akarino. Appraisal of Toju, possibly followed by Akarino, will determine the block’s development potential.
The acquisition is in line with an integrated strategy of developing upstream natural gas resources that can be monetized via downstream projects, in particular liquefied natural gas production projects. In Nigeria, Total is active in the LNG business through its participations in Nigeria LNG (15%) and in the Brass LNG (17%) project, as well as Obite and Afam power generation projects.
Following on the heels of the acquisition of an interest in OMLs 112 and 117 in 2006, this entry into the OML 136 will bolster Total’s onshore and offshore gas production portfolio in Nigeria
Exploration & Production in Nigeria
Nigeria, where Total has operated for some 50 years, is one of the Group’s key growth areas in Africa. Driving this growth are conventional and deep

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
offshore developments, as well as projects to develop natural gas reserves, notably through Total’s interests in NLNG (15%) and Brass LNG (17%).
With five gas liquefaction trains up and running, NLNG’s annual capacity stands at 17.7 million metric tons. This will rise to 21.7 million metric tons when Train 6 comes on stream.
Looking past 2010, plans to commission a seventh train increasing global capacity of the plant to 30 million metric tons and to develop Brass LNG (10 million metric tons) should strengthen Total’s position as one of the region’s major LNG players.
Total will support rising LNG production in Nigeria by developing its own natural gas output. The Group first got involved in natural gas onshore, with interests in OML 58 (operator, with 40%) and SPDC (10%). It then moved offshore, notably with the Amenam development, which came on stream at the end of 2006, and the Akpo and Ofon 2 projects, scheduled to begin producing in 2008 and 2010, respectively.
Discoveries on OML 112/117 and the new interest in OML 136 have given an added boost to this strategy of developing gas output in Nigeria.
Total is also pursuing its deep offshore oil developments. It is a partner in the Bonga field (12.5%), with a current production of around 200,000 barrels of oil per day. The Akpo field should come on stream in 2008 and plateau at 225,000 barrels of oil equivalent per day.
Development of the Usan field, will enhance the Group’s deep offshore production in Nigeria at the beginning of the next decade. Located in OML 130, the Egina discovery will also be developed separately. Appraisal work is currently under way.
Total is pursuing exploration as well as its drive to acquire leases in deep offshore.
OMLs 99, 100 and 102, operated by Total in a joint venture with NNPC, also contribute to current offshore production in Nigeria, mainly from the Amenam, Ofon and Odudu-area fields.
Total will be able to consolidate its position as a leading oil major in Africa through an expanded presence in Nigeria and especially higher output in Angola and Republic of Congo.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com